Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

August 11, 2023

VIA EDGAR

Mr. Jimmy McNamara

Ms. Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 27, 2023 (File No. 001-36430)

Dear Mr. McNamara and Ms. Thompson,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 28, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

1.	We note your statement that you reviewed public filings made by your shareholders and your register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that it relied on the beneficial ownership schedules (i.e., Schedules 13D and 13G beneficial ownership reports and the amendments thereto) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as Schedules 13D and 13G beneficial ownership reports and the amendments thereto filed by the Company’s major shareholders, other than  (i) Dragon Rabbit Capital Limited, (ii) BHR Winwood Investment Management Limited and Hong Kong Praise Tourism Investment Limited (collectively, “Affiliates of HNA Trust”), (iii) Fabulous Jade Global Limited and Hopeful Tourism Limited (collectively, “Affiliates of Caissa Group”) and (iv) Verne Capital Limited, no shareholder beneficially owned more than 5% of the Company’s total outstanding ordinary shares or its aggregate voting power as of February 28, 2023. Based on the examination of the EDGAR public filings of the above-mentioned over 5% shareholders, as of February 28, 2023:

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•	Dragon Rabbit Capital Limited beneficially owned 3.8% of the Company’s total outstanding shares and 20.5% of the Company’s aggregate voting power. Dragon Rabbit Capital Limited is a British Virgin Islands company indirectly and wholly-owned by a trust, of which Mr. Dunde Yu’s family is the beneficiary.

•	Affiliates of HNA Trust in the aggregate beneficially owned 27.0% of the Company’s total outstanding shares and 19.0% of the Company’s aggregate voting power. BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of Hainan HNA No.2 Trust Management Services Co., Ltd. (the “HNA Trust”), a trust set up after the bankruptcy of HNA Group Co., Limited to manage certain of its affiliates, including HNA Tourism Group, of which BHR Winwood Investment Management Limited and Hong Kong Praise Tourism Investment Limited are members of. Hong Kong Praise Tourism Investment Limited is a company organized under the laws of Hong Kong and is wholly owned by Mr. Yaqi Sun, a nominee of the HNA Trust. There is no indication in the public filings that HNA Trust is owned or controlled by a government entity of mainland China.

•	Affiliates of Caissa Group in the aggregate beneficially owned 21.0% of the Company’s total outstanding shares and 14.8% of the Company’s aggregate voting power. Fabulous Jade Global Limited is a company organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of Hopeful Tourism Limited. Hopeful Tourism Limited is a company organized under the laws of Hong Kong and a wholly-owned subsidiary of Caissa Sega Tourism Culture Investment Limited, which in turn is a wholly-owned subsidiary of Caissa Sega Tourism Culture Development Group Co., Ltd. (the “Caissa Group”). OPW Investment Co., Ltd. is the controlling shareholder of Caissa Group whose controlling shareholder is Mr. Xiaobing Chen.

•	Verne Capital Limited beneficially owned 3.0% of the Company’s total outstanding shares and 13.9% of the Company’s aggregate voting power. Verne Capital Limited is an indirectly and wholly owned subsidiary of Fullshare Value Fund II L.P., whose general partner is an indirectly and wholly owned subsidiary of Fullshare Holdings Limited (HKEX: 0607), a company listed on the Main Board of the Hong Kong Stock Exchange.

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Based on the foregoing publicly disclosed facts, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and the obligations to absorb losses or the right to receive benefits of the VIE that potentially could be significant to the VIE. The shareholders of the VIE are Mr. Dunde Yu who holds 80.89% equity interests in the VIE and Mr. Anqiang Chen who holds 19.11% equity interests in the VIE, both of whom are natural persons as disclosed in the 2022 Form 20-F. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully advises the Staff that, based on its register of members as of February 28, 2023, its shareholders of record included: (i) JPMorgan Chase Bank, N.A., (ii) Affiliates of HNA Trust and Affiliates of Caissa Group, (iii) Dragon Rabbit Capital Limited and (iv) certain institutional investors that beneficially owned ordinary shares that in the aggregate amount to 11.3% of the Company’s total outstanding ordinary shares as of February 28, 2023. JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on Schedules 13D and 13G beneficial ownership reports and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such EDGAR public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of Affiliates of HNA Trust, Affiliates of Caissa Group and Dragon Rabbit Capital Limited, based on the foregoing description of their respective beneficial ownership, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands. Based on the communication with the institutional investors and/or due diligence conducted by the Company when the investors made their investments to the Company, the Company understands they are not Cayman governmental entities. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company believes it is reasonable and sufficient to rely on its register of members and Schedules 13D and 13G beneficial ownership reports and the amendments thereto, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

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2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm which members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination, including committees other than the Tuniu Chinese Communist Party Committee. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party, or the CCP. Each director has confirmed that he is not an official of the CCP in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Tuniu Corporation is an official of the CCP.

In addition, the Company respectfully submits that, directors of the Company’s consolidated foreign operating entities are (i) directors of the Company, (ii) employees of the Company, or (iii) outside directors.

As part of the employment onboarding process of the VIE, the VIE’s subsidiaries and the Company’s other consolidated operating entities, the employee directors of these entities are required to provide their background information, including any party affiliation, to the Company. The Company has emphasized that providing accurate background information is a condition of their employment, and they have represented to the Company in their employment agreements that the information they provided to the Company is true and accurate. The Company respectfully submits that after consulting with its PRC legal counsel, Fangda Partners, and the Company’s further review of the employment profiles retained by the Company, the Company re-evaluates and determinates that the three employee directors of its operating entities who serve on the Tuniu Chinese Communist Party Committee and are identified under Item 16.I of the 2022 Form 20-F are not officials of the CCP. The Company intends to file an amendment to the 2022 Form 20-F to revise its disclosure in this respect. In terms of employee directors other than the aforementioned three individuals, based on the employment profiles of such employees retained by the Company, the Company confirms that they are also not officials of the CCP.

The outside directors of the Company’s consolidated foreign operating entities also have represented to the Company that they are not officials of the CCP.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission of its Form 20-F.

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3.	We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for “Tuniu Corporation or the VIE or the subsidiaries of the VIE in China.” We also note that your organizational chart on page 96 of your Form 20-F and Exhibit 8.1 indicate that you have subsidiaries in Hong Kong and the PRC that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

The Company respectfully submits that the jurisdictions in which the Company’s principal consolidated foreign operating entities, including principal subsidiaries, and the VIE and its principal subsidiaries, are incorporated include mainland China, Hong Kong and Cayman Islands. Except for (i) the VIE and its subsidiaries and (ii) Nanjing Kaihui Internet Microcredit Co., Ltd. (“Nanjing Kaihui”), a PRC entity in which the Company holds 90.0% equity interest, the Company holds 100% equity interests in all other principal consolidated operating subsidiaries.

The other shareholder of Nanjing Kaihui is Nanjing Xuanwu Investment Co., Ltd., which holds the remaining 10.0% equity interest of Nanjing Kaihui. Based on publicly available information, Nanjing Xuanwu Investment Co., Ltd. is a PRC state-owned enterprise beneficially owned by Nanjing Xuanwu District People’s Government State-owned Assets Supervision and Administration Office.

Further, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE and both shareholders of the VIE are natural persons.

Other than as described above, to the best of the Company’s knowledge, no governmental entities in mainland China, Hong Kong or Cayman Islands own shares of the Company’s principal consolidated foreign operating entities as of the date of 2022 Form 20-F.

•	With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that, based on the analysis in the response to Comment 1, the governmental entities in mainland China do not have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities.

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4.	We note that three directors of your operating entities are officials of the Tuniu Chinese Communist Party Committee. Please provide us with the following information in your supplemental response:

•	Please tell us whether this Committee is organized or formed at the level of the registrant or one of its consolidated entities. If it is organized or formed at a consolidated entity, please tell us which consolidated entity and the role of this entity within the consolidated group.

The Company respectfully submits to the Staff that, this Committee is organized and formed under Nanjing Tuniu Technology Co., Ltd., the VIE. For a detailed description of the role of the VIE within the Company, please refer to disclosures under “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the VIE” in the 2022 Form 20-F.

•	Please tell us the size and purpose of this Committee and how it interacts with the boards of directors, other committees, officers and employees of the registrant and its consolidated entities. Also describe to us any document that outlines or governs these matters.

The Company respectfully submits to the Staff that, this Committee has approximately 140 members who are employees of the Company’s PRC operating subsidiaries, and is organized and formed pursuant to the charter of the CCP. The Company confirms that this Committee has no influence on the corporate governance or decision-making process by the board of directors, board committees of the Company and its consolidated foreign operating entities, nor does this Committee have any influence on the Company’s business operations.

The Company has not adopted any other organizing documents to govern this Committee.

•	Based on the above, please explain to us in more detail how you concluded that none of the currently effective memorandum and articles of association (or equivalent organizing documents) of Tuniu Corporation or its operating entities contains any charter of the Chinese Communist Party.

The Company respectfully submits to the Staff that, the Company conducted a thorough review of the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities. The review involved a comprehensive examination of the relevant provisions and clauses contained within these documents. Based on the foregoing, the Company confirms that its articles and the articles of its consolidated foreign operating entities do not contain any charter of the CCP.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP